SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

     Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
                          Rule 13d-2(a)

                        (Amendment No. 7)

                      THE PRESLEY COMPANIES
                        (Name of Issuer)

         Series A Common Stock $0.01 Par Value Per Share
                 (Title of Class of Securities)

                           741030-10-0
                         (CUSIP Number)

                      General William Lyon
                  c/o William Lyon Homes, Inc.
                         4490 Von Karman
                Newport Beach, California  92660
                       (949) 833-3600
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         with a copy to:
                     David A. Krinsky, Esq.
                      O'Melveny & Myers LLP
              610 Newport Center Drive, Suite 1700
              Newport Beach, California  92660-6429
                        (949) 823-7902

                         July 15, 1999
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(e), 13d-1(f) or 13d-1(g), check the following box:  [  ]

CUSIP No. 741030-10-0                                Schedule 13D

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
      General William Lyon

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                         (a)
                                         (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      PF, OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

                                         [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

                         7    SOLE VOTING POWER
     Number of
     Shares                   7,939,589
     Beneficially
     Owned by
     Each Reporting
     Person With

                         8    SHARED VOTING POWER

                              0

                         9    SOLE DISPOSITIVE POWER

                              7,939,589

                         10   SHARED DISPOSITIVE POWER

                              0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

             7,939,589

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*
                              [X]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           15.2%

14    TYPE OF REPORTING PERSON*
           IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 of this Statement on Schedule 13D, filed by General William Lyon (the "Reporting Person") with respect to the Series A Common Stock, $0.01 par value, of The Presley Companies, a Delaware corporation (the "Company"), is hereby amended and supplemented to incorporate by reference the information set forth under the caption "Purchase Agreements for Series B Common Stock" in Item 4 of this Amendment No. 7.

Item 4.   Purpose of Transaction

          Item 4 of this Statement on Schedule 13D is hereby amended and supplemented as follows:

Amendment to Restated Letter of Intent

          Effective as of July 15, 1999, the Company, Presley
Homes, a California corporation ("Presley-Cal."), and William
Lyon Homes, Inc. ("WL Homes"), a corporation which is controlled by the Reporting Person, amended the non-binding Restated Letter of Intent (the "Restated Letter of Intent") which was entered into as of May 3, 1999 with respect to (i) the proposed purchase by Presley-Cal. of all or substantially all of the assets of WL Homes, and (ii) the proposed concurrent purchase by WL Homes of a portion of the outstanding Common Stock of the Company. The amendment extended from July 15 to October 15, 1999 the term of the Letter of Intent, the period of exclusive negotiations and the date by which the boards of directors of the respective parties must approve a definitive agreement with respect to the proposed transactions. The full text of the July 15 amendment, which is filed as Exhibit 1 to this Amendment No. 7, is incorporated herein by reference.

          The transactions contemplated by the Restated Letter of Intent are subject to the negotiation and execution of a definitive agreement among the parties and various other terms and conditions. Their can be no assurances that the parties will ultimately enter into a definitive agreement with respect to the proposed transactions or that the conditions to the proposed transactions will be satisfied.

Purchase Agreements for Series B Common Stock

          WL Homes has entered into separate Stock Purchase and Sale Agreements with each of GS Credit Partners, L.P., ING (U.S.) Capital, L.L.C., and The Chase Manhattan Bank, as Trustee for
First Plaza Group Trust (such Stock Purchase and Sale Agreements being collectively referred to herein as the "Series B Stock Purchase Agreements"), which provide for the purchase by WL Homes from such entities of 3,310,579; 1,937,486; and 4,186,748 shares
(subject to adjustment) of Series B Common Stock of the Company, respectively, for a cash price of $0.655 per share. The Series B Stock Purchase Agreements are filed as Exhibits 2 through 4 to this Amendment No. 7, and the full text of each of the Series B Stock Purchase Agreements is incorporated herein by reference.

          The funds to be used in making the purchases contemplated under the Series B Stock Purchase Agreements (which are estimated to be approximately $6,179,802.51, subject to adjustment) will be provided through a combination of the personal funds of the Reporting Person and funds to be received by WL Homes from the sale of substantially all of its assets as contemplated under the Restated Letter of Intent.

          The parties have agreed in the Series B Stock Purchase
Agreements that if, following the closing of the sale of the Series B Common Stock pursuant to the Series B Stock Purchase Agreements and the closing of the transactions contemplated in the Restated
Letter of Intent, and after giving effect to the possible disposition by WL Homes and its affiliates of up to 8% of the outstanding shares of the Company as contemplated in the Restated Letter of Intent, WL Homes and its affiliates own less than an aggregate of approximately 49% (but in no event more than 49.9%) of the Company's outstanding Common Stock, then the sellers thereunder will sell to WL Homes, at a cash price of $0.655 per share, an additional number of shares of Series B
Common Stock so as to enable WL Homes and its affiliates to own approximately 49% (but in no event more than 49.9%) of the Company's outstanding Common Stock.

          Each of the Series B Stock Purchase Agreements restricts WL Homes, during the period from the closing date of the proposed purchase until the third anniversary of such closing date, from selling any shares of the Company's Common Stock (other than shares currently owned by WL Homes, the Reporting Person or their respective affiliates) unless such sale takes place in connection with a transaction in which all of the Company's shareholders are afforded an opportunity to participate pro rata and on the same terms and conditions.

          The Series B Stock Purchase Agreements also contain a conditional commitment on the part of the selling securityholders named therein to vote their shares in favor of the proposed merger of the Company into a wholly owned subsidiary for the purpose of implementing certain changes to the Company's charter documents, which changes would restrict certain share transfers so as to avoid triggering certain tax law provisions which could result in the loss of the Company's net operating losses for tax purposes.

          The consummation of the transactions contemplated by the Series B Stock Purchase Agreements is subject to the terms and conditions set forth therein, including but not limited to the consummation of the transactions contemplated by the Restated Letter of Intent. There can be no assurances that the parties will ultimately consummate such transactions or that all of the conditions set forth in the Series B Stock Purchase Agreements will be satisfied. Each of the Series B Stock Purchase Agreements may be terminated by either of the parties if the closing has not occurred by November 15, 1999.

          Except as described in this Item 4, as amended, the Reporting Person currently does not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          The information contained in Item 4 of this Amendment
No. 7 to Schedule 13D is hereby incorporated by reference. In addition, Item 5 of this Schedule 13D is hereby amended and supplemented as follows:

          Pursuant to the Series B Stock Purchase Agreements described in Item 4 of this Amendment No. 7 to Schedule 13D, WL Homes has a contractual right to purchase an aggregate of 9,434,813 shares (subject to adjustment) of Series B Common Stock of the Company (the Series B Shares"). The Company's Series B Common Stock is convertible on a share for share basis into shares of the Company's Series A Common Stock. The Reporting Person hereby disclaims beneficial ownership of the shares of the Company's Series A Common Stock into which the Series B Shares are convertible until such time as the conditions set forth in the Series B Stock Purchase Agreements have been satisfied and the closing of the transactions contemplated by the Series B Stock Purchase Agreements has occurred.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          The information contained in Item 4 of this Amendment

No. 7 to Schedule 13D is hereby incorporated by reference.

Item 7.   Material To Be Filed as Exhibits

Exhibit 1 Amendment to Restated Letter of Intent, as described in
          Item 4 of this Amendment No. 7 to Schedule 13D.

Exhibit 2 Stock Purchase and Sale Agreement between WL Homes and
          GS Credit Partners, L.P., as described in Item 4 of
          Amendment No. 7 to this Schedule 13D.

Exhibit 3 Stock Purchase and Sale Agreement between WL Homes and
          ING (U.S.) Capital, L.L.C., as described in Item 4 of
          Amendment No. 7 to this Schedule 13D.

Exhibit 4 Stock Purchase and Sale Agreement between WL Homes and
          The Chase Manhattan Bank, as Trustee for First Plaza
          Group Trust, as described in Item 4 of Amendment No. 7 to this Schedule 13D.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.



                                      /s/  William Lyon
                                      ___________________________
                                          William Lyon

Dated:         July 19, 1999